Exhibit 99.1

Brookfield Power Acquires Hydroelectric Plants in British Columbia

Gatineau, Quebec, October 10, 2007– Brookfield Power announced today that it has acquired two hydroelectric generating facilities in Northeast British Columbia from East Twin Creek Hydro Ltd.  The transaction closed on October 9, 2007.

The two run-of-river facilities, which are located near the communities of McBride and Valemount,  have a combined installed capacity of 7.4 megawatts and produce approximately 29 gigawatt hours of energy annually.   All the power generated by the facilities is sold under long-term purchase agreements with B.C. Hydro.

These two facilities complement Brookfield Power’s existing renewable power generation portfolio in British Columbia, which now includes five hydro stations on five river systems.

About Brookfield Power
Brookfield Power comprises the power generating and marketing operations of Brookfield Asset Management Inc. Brookfield Power has developed and successfully operated hydroelectric power facilities for over 100 years. Its portfolio comprises over 3,800 megawatts of capacity, including over 150 hydroelectric power generating stations and 1 pumped storage facility located on 60 river systems, 1 wind farm, and 2 thermal plants, principally in the northeastern North America and South America. (See www.brookfieldpower.com for more details). Brookfield Asset Management Inc., focused on property, power and infrastructure assets, has approximately US$75 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. (See www.brookfield.com for more details).

Brookfield Power
Grace Pollock
Director, Investor Relations
Tel: (819) 561-8072
grace.pollock@brookfieldpower.com

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